UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

[Missing Graphic Reference]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Silicon Storage Technology, Inc.
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

827057100

(CUSIP Number)

J. Eric Bjornholt
Vice President and Chief Financial Officer
Microchip Technology Incorporated
2355 West Chandler Boulevard
Chandler, Arizona  85224-6199
(480) 792-7200

With a copy to:

Robert T. Ishii
J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd.
Palo Alto, CA 94304
(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 827057100	Schedule 13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Microchip Technology Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,148,149
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 19,148,149
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,148,149
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No: 827057100	Schedule 13D	Page 3 of 8 Pages

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the shares of common stock, no par value (the “Common Stock”), of Silicon Storage Technology, Inc., a California corporation (the “Issuer”), having its principal executive offices located at 1020 Kifer Road, Sunnyvale, California 94086.

Item 2.	Identity and Background

This Statement is being filed by Microchip Technology Incorporated, a Delaware corporation (“Microchip” or the “Reporting Person”).  The address of the principal business office of Microchip is 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199.

The principal business of Microchip is the development and manufacturing of specialized semiconductor products used by its customers for a wide variety of embedded control applications.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of Microchip is set forth on Schedule I attached hereto.

During the past five years, neither Microchip nor, to the best of Microchip’s knowledge, any director or executive officer of Microchip, has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Microchip acquired 19,148,149 shares of Common Stock from the Issuer pursuant to Amendment No. 2 described in Item 4 of this Statement for $58,401,854.45 using funds from its working capital.

Item 4.	Purpose of Transaction

On February 2, 2010, the Issuer, Microchip, and Sun Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary of Microchip, entered into an Agreement and Plan of Merger (the “Original Agreement”), which they amended on February 22, 2010 (“Amendment No. 1”) and on March 8, 2010 (“Amendment No. 2”).  The Original Agreement, Amendment No. 1 and Amendment No. 2 are referred to collectively herein as the “Merger Agreement.”

The Merger Agreement provides for the acquisition of SST by Microchip by means of a merger of Merger Sub with and into SST, with SST being the surviving corporation. As a result of the Merger, SST would become a wholly-owned subsidiary of Microchip (the “Merger”) and each share of SST common stock (other than those shares owned by SST and with respect to which dissenters rights are properly exercised and not withdrawn) issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive a cash amount of $3.05 per share, without interest.  Each outstanding option or other right to purchase SST common stock (whether vested or unvested) shall be cancelled and the holder of such option or right shall be entitled to receive, subject to any required withholding taxes, an amount equal to the product of (x) the number of shares of SST common stock subject to such option or right and (y) the excess, if any, of $3.05 over the exercise price per share of such SST option or right.

The Merger Agreement contains representations, warranties and covenants of Microchip, SST and Merger Sub, including among others, (i) covenants by SST concerning the conduct of its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) a covenant by SST that, subject to certain exceptions, the Board of Directors of SST will recommend to its shareholders adoption of the Merger Agreement, and (iii) a covenant that SST will not solicit, initiate, knowingly encourage or knowingly facilitate, any inquiries or the making of any proposal or offer with respect to or that would be reasonably expected to lead to any Acquisition Proposal (as defined in the Merger Agreement).  The Merger Agreement contains certain termination rights for both Microchip and SST and further provides that upon termination of the Merger Agreement under specified circumstances SST may be required to pay Microchip a termination fee of $10,300,000 (the “Termination Fee”).  Under specified circumstances, SST may be required to reimburse certain of Microchip’s expenses incurred in connection with the Merger.

CUSIP No: 827057100	Schedule 13D	Page 4 of 8 Pages

Pursuant to Amendment No. 2, on March 8, 2010, Microchip purchased 19.9% of the issued and outstanding shares of the common stock of SST for $58,401,854.45 (the “Issued Shares”).  The Issued Shares are subject to certain rights and obligations as set forth in Amendment No. 2. Microchip has agreed that, following the valid termination of the Merger Agreement in favor of a superior proposal, Microchip will vote all or an agreed portion of the Issued Shares in favor of any such superior proposal or any subsequent superior proposal, depending on the identity of the party making the proposal to be voted on, if requested to do so by SST and so long as SST’s board of directors recommends such proposal.  Also, Microchip has agreed that its total profit in any such superior proposal or subsequent superior proposal from both receipt of the Termination Fee and any subsequent disposition of the Issued Shares will not exceed 1.286 times the Termination Fee. In the event that the Merger Agreement is terminated in accordance with its terms, at any time and from time to time thereafter until the 18th month anniversary of the issuance, Microchip has the right, but not the obligation, to require SST to purchase the Issued Shares at a price of $3.05 per share. Finally, Microchip has agreed not to dispose of the Issued Shares for 18 months unless it does so pursuant to a transaction (i) with SST or its subsidiaries, including the right just described, (ii) in which the acquiring person agrees to be bound to the same voting requirements regarding the Issued Shares as Microchip has agreed to, (iii) in which SST’s stockholders are offered, required or permitted to participate and which has been approved by SST’s board of directors or strategic committee of the board of directors, or (iv) subject to certain volume limitations.

In connection with Amendment No. 2, SST has agreed to terminate all discussions with Cerberus California, LLC and its affiliates regarding its current leveraged recapitalization proposal. In addition, SST will set a new record date for its special meeting of shareholders scheduled for April 8, 2010 to consider the Merger and Merger Agreement.

The transactions contemplated by the Merger Agreement are subject to customary closing conditions including approval by the holders of a majority of the outstanding shares of SST.

The description of the Merger Agreement contained in this Statement is qualified in its entirety by reference to the Original Merger Agreement, Amendment No. 1 and Amendment No. 2, copies of which are included as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated by reference herein.

Each of paragraphs (a) through (j) of Item 4 may be applicable to the transactions contemplated by the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

(a), (b)  Based on representations made by the Issuer in connection with the execution of Amendment No. 2, there were 96,221,857 shares of Common Stock issued and outstanding as of March 8, 2010, of which the Issued Shares would represent 19.9%.  After giving effect to the purchase of the Issued Shares, there were 115,370,006 shares of Common Stock issued and outstanding as of March 8, 2010.  Based on such information, Microchip reports beneficial ownership of 19,148,149 shares of Common Stock, which represents 16.6% of the total number of issued and outstanding shares of Common Stock.  Voting and dispositive power with respect to such shares of Common Stock is held solely by Microchip.

(c)  On March 8, 2010, Microchip purchased 19,148,149 shares of Common Stock for $3.05 per share directly from the Issuer pursuant to Amendment No. 2 described in Item 4 of this statement.

Other than the transaction disclosed above, neither Microchip nor, to the best of Microchip’s knowledge, any director or executive officer of Microchip, has engaged in any transactions in shares of Common Stock in the last sixty (60) days.

(d), (e)  Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

CUSIP No: 827057100	Schedule 13D	Page 5 of 8 Pages

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit	Title
99.1
Agreement and Plan of Merger, dated as of February 2, 2010, by and among Silicon Storage Technology, Inc., Microchip Technology Incorporated, and Sun Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silicon Storage Technology, Inc. on February 3, 2010 (File No. 000-26944)).

99.2
Amendment No. 1 to Agreement and Plan of Merger, dated as of February 22, 2010, (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Silicon Storage, Inc. on February 23, 2010 (File No. 000-26944)).

99.3
Amendment No. 2 to Agreement and Plan of Merger, dated as of March 8, 2010, (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Silicon Storage, Inc. on March 8, 2010 (File No. 000-26944)).

CUSIP No: 827057100	Schedule 13D	Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2010	MICROCHIP TECHNOLOGY INCORPORATED

By: /s/ J. Eric Bjornholt
J. Eric Bjornholt Vice President, Chief Financial Officer (Principal Accounting and Financial Officer)

CUSIP No: 827057100	Schedule 13D	Page 7 of 8 Pages

SCHEDULE I

MICROCHIP TECHNOLOGY INCORPORATED
DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Steve Sanghi	President, Chief Executive Officer and Chairman of the Board of Microchip Technology Incorporated	Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224-6199	United States

Ganesh Moorthy	Executive Vice President and Chief Operating Officer of Microchip Technology Incorporated	Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224-6199	United States

Matthew W. Chapman	Director of Microchip Technology Incorporated President and Chief Executive Officer of Northwest Evaluation Association	Northwest Evaluation Association 5885 S.W. Meadow Rd, #200 Lake Oswego, OR 97035	United States

L.B. Day	Director of Microchip Technology Incorporated and President of L.B. Day & Company, Inc.	L.B. Day & Co. 806 S.W. Broadway, 11th Flr. Portland, OR 97205-3313	United States

Albert J. Hugo-Martinez	Director of Microchip Technology Incorporated and Chief Executive Officer of Hugo-Martinez & Associates	Hugo-Martinez & Associates 1366 Via Alta Del Mar, CA 92014	United States

Wade F. Meyercord	Director of Microchip Technology Incorporated and President of Meyercord & Associates, Inc.	Meyercord & Associates, Inc. 16187 Greenwood Lane Los Gatos, CA 95030	United States

J. Eric Bjornholt	Vice President, Chief Financial Officer of Microchip Technology Incorporated	Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224-6199	United States

Stephen V. Drehobl	Vice President, Security, Microcontroller and Technology Division of Microchip Technology Incorporated	Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224-6199	United States

David S. Lambert	Vice President, Fab Operations of Microchip Technology Incorporated	Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224-6199	United States

Mitchell R. Little	Vice President, Worldwide Sales and Applications of Microchip Technology Incorporated	Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224-6199	United States

Richard J. Simoncic	Vice President, Analog and Interface Products Division of Microchip Technology Incorporated	Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224-6199	United States

EXHIBIT INDEX
Exhibit	Title
99.1
Agreement and Plan of Merger, dated as of February 2, 2010, by and among Silicon Storage Technology, Inc., Microchip Technology Incorporated, and Sun Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silicon Storage Technology, Inc. on February 3, 2010 (File No. 000-26944)).

99.2
Amendment No. 1 to Agreement and Plan of Merger, dated as of February 22, 2010, (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Silicon Storage, Inc. on February 23, 2010 (File No. 000-26944)).

99.3
Amendment No. 2 to Agreement and Plan of Merger, dated as of March 8, 2010, (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Silicon Storage, Inc. on March 8, 2010 (File No. 000-26944)).